Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Fixed charges:
Interest expense, gross	$11.9	$16.6	$24.2	$33.1
Portion of rentals representative of interest	15.0	8.3	26.6	15.0

Total fixed charges	$26.9	$24.9	$50.8	$48.1

Earnings before fixed charges:
Income (loss) before income taxes	$99.0	$(35.7)	$156.5	$(33.2)
Fixed charges	26.9	24.9	50.8	48.1
Capitalized interest	(11.7)	(11.7)	(21.8)	(21.6)
Amortization of capitalized interest	0.9	0.9	1.9	1.7

Total earnings (loss) before fixed charges	$115.1	$(21.6)	$187.4	$(5.0)

Ratio of earnings to fixed charges:
Earnings (loss) before fixed charges	$115.1	$(21.6)	$187.4	$(5.0)
Fixed charges	$26.9	$24.9	$50.8	$48.1

Ratio of earnings to fixed charges	4.28	(A)	3.69	(A)

(A)	Due to the loss for the three and six months ended June 30, 2004, the ratio coverage was less than 1:1. We must generate additional earnings of $46.5 million and $53.1 million, respectively, for the three and six months ended June 30, 2004, to achieve a coverage of 1:1.